Mail Stop 3561

August 21, 2008

W. Howard Lester
Chairman and Chief Executive Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA  94109

>       **Re:    Williams-Sonoma, Inc.**
>               **Form 10-K for Fiscal Year Ended February 3, 2008**
>               **Filed April 3, 2008**
>               **Definitive Proxy Statement on Schedule 14A**
>               **Filed May 9, 2008**
>               **Form 10-Q for the Quarter Ended May 4, 2008**
>               **File No.  001-14077**

Dear Mr. Lester:

        We have reviewed the above-referenced filings and your correspondence dated July 24, 2008 and have the following comment.  If you disagree with this comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

<u>Definitive Proxy Statement on Schedule 14A</u>
<u>Compensation Discussion and Analysis, page 32</u>

1.  We note your response to prior comment one from our letter dated July 3, 2008. However, we re-issue the comment to the extent it requested that you re-file via EDGAR your response letter dated June 3, 2008 to include the analysis presented in your confidential treatment request because such request does not include any confidential information.

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You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director